APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Belle Transformations Medical Spa
Balance Sheet - unaudited
For the period ended 6/11/2020

	Current Period DATE]		Prior Period DATE]	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Total Other Assets		-		-
TOTAL ASSETS	**$**	**-**	**$**	**-**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	**$**	**-**	**$**	**-**

I, David Garrison, certify that:

1. The financial statements of Belle Transformations Medical Spa, PLLC included in this Form are true and complete in all material respects; and
2. The tax return information of Belle Transformations Medical Spa, PLLC has not been included in this Form as Belle Transformations Medical Spa, PLLC was formed on 03/02/2020 and has not filed a tax return to date.

Signature DocuSigned by: David Garrison F6BF9893C0354C3...

Name: David Garrison

Title: Co-Owner